SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

INmune Bio, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45782T105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45782T105

1	NAMES OF REPORTING PERSONS Xencor, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,885,533
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,885,533
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,885,533
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.6%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This percentage is calculated based upon 17,843,303 shares of the Issuer’s Common Stock outstanding as set forth in the Issuer’s Form 10-Q for the third quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 3, 2021.

Item 1(a).	Name of Issuer: INmune Bio, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 225 NE Mizner Blvd., Suite 640, Boca Raton, FL 33432
Item 2(a).	Name of Person Filing: Xencor, Inc. (the “Reporting Person”)
Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of the Reporting Person is: 111 West Lemon Avenue Monrovia, California 91016
Item 2(c).	Citizenship: The Reporting Person is a corporation organized under the laws of the State of Delaware.
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share (“Common Stock”)
Item 2(e).	CUSIP Number: 45782T105
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable
Item 4.

Ownership

The Reporting Person directly holds 1,885,533 shares of Common Stock. The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G/A.

Item 5.

Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person: Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable
Item 8.	Identification and Classification of Members of the Group: Not applicable
Item 9.	Notice of Dissolution of a Group: Not applicable
Item 10.	Certifications: Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022
XENCOR, INC.

	By:	/s/ John J. Kuch
John J. Kuch,
Senior Vice President and Chief Financial Officer

ATTENTION:

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)